Intelligent Protection Management Corp.

30 Jericho Executive Plaza, Suite 400E

Jericho, NY 11753

March 18, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
Washington, D.C. 20549

Attention: Jan Woo

Re:	Intelligent Protection Management Corp. Registration Statement on Form S-3

Filed on March 17, 2026

File No. 333-294385 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Intelligent Protection Management Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:00 p.m., Eastern Time, on March 20, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rachel O’Donnell, Esq. at (214) 651-5204.

Very truly yours,

INTELLIGENT PROTECTION MANAGEMENT CORP.

By:	/s/ Jason Katz
Jason Katz Chief Executive Officer

cc:	Rachel O’Donnell, Haynes and Boone, LLP